1700 One Leadership Square
211 North Robinson
Oklahoma City, Oklahoma 73102
405.272.5711 Phone
405.232.2695 Fax
www.cwlaw.com

November 13, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Pamela Long

Re:	LSB Industries, Inc.; Amendment No. 2 to Form S-3 Registration Statement; File No. 333-161935; Our File No. 07033-0027

Ladies and Gentlemen:

On behalf of LSB Industries, Inc. (the “Company”), the following is the response to the oral comment of the Staff of the Securities and Exchange Commission (the “SEC”)  with respect to the Company’s Amendment No. 1 to Form S-3 Registration Statement, filed October 15, 2009, SEC File No. 333-161935 (the “Registration Statement”).  The Staff’s comment was delivered to this firm via telephone conversation on or about October 22, 2009.

Please note that with the filing of this letter, the Company filed with the SEC the Company’s Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  A marked copy illustrating the changes to the Registration Statement is included herewith for your convenience. Capitalized terms used herein have the meanings assigned to them in the Registration Statement.

The Staff noted that the text of the form of Senior Indenture attached as Exhibit 4.13 and the form of Subordinated Indenture attached as Exhibit 4.15 allowed for the possibility that debt securities issuable under the Registration Statement could be supported by guarantees, and that if debt securities were issued and supported by guarantees, such guarantees would be “securities” for which registration was required.  In response to the Staff’s comment, clause (e) on page 33 of the form of Senior Indenture (Exhibit 4.13) and clause (e) on page 34 of the form of Subordinated Indenture (Exhibit 4.15) have been deleted to remove the reference to potential guarantees with respect to such Indentures.

In addition to the changes noted above, Amendment No. 2 includes a new “Recent Development” section on page 10 disclosing the Company’s recent common stock purchases pursuant to its stock repurchase program.  Certain other information has also been updated to be current as of September 30, 2009 or a more recent date.  All of the changes are illustrated in the included marked version of Amendment No. 2.

Securities and Exchange Commission
Division of Corporation Finance
November 13, 2009

We appreciate your attention to this matter.  If you have any questions or comments, please do not hesitate to contact Mark H. Bennett of this office or the undersigned at (405) 272-5711.

Sincerely,

/s/ Irwin H. Steinhorn
Irwin H. Steinhorn
For the Firm

MHB:dr

Enclosures

cc:	David Shear, Esq.
Tony M. Shelby
Pamela A. Long (SEC)
Hagen J. Ganem (SEC)
Mark H. Bennett, Esq.